August 17, 2006

Barbara A. Hatcher
Executive Vice President and General Counsel
Exide Technologies
13000 Deerfield Parkway, Building 200
Alpharetta, Georgia

> **Re:** **Exide Technologies**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 2, 2006**
> **File No. 333-135564**

Dear Ms. Hatcher:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We note your response to prior comment 2 to our comment letter dated July 26, 2006. Given your statement that the offering of shares to the standby purchasers is being made in reliance on Section 4(2), please tell us how continuing to include those shares in this registered offering is consistent with Section 5 of the Securities Act.

2.   Please expand your response to prior comment 3 to tell us with specificity what state law authority permits you to offer unauthorized shares, what Nasdaq authority permits you to initiate an offering before receiving any approval required by Nasdaq rules, and which "rules and their interpretations" under federal securities laws are the basis for your response. Also note that we may have further comment regarding this issue after you file exhibit 5.

Questions and Answers Relating to the Rights Offering, page ii

After I send in my payment . . . , page iv

3.   We note your response to prior comment 7. Given your revised disclosure that you will determine what constitutes a fundamental change in the terms of the rights offering, please add appropriate risk factor disclosure regarding any uncertainty with respect to your application of this standard and investors' ability to cancel their exercise of subscription rights.

What are the federal income tax consequences, page vi

4.   Please highlight here the uncertainty you mention in the addition on page 32.

Use of Proceeds, page 18

5.   Please clarify what you mean by "restructuring activities."

The Rights Offering, page 20

6.   We note your response to prior comment 14. Please revise the table as necessary to reflect potential purchases by other standby purchasers, such as Legg Mason, to the extent those purchases would affect your previously disclosed information provided in response to Regulation S-K Item 403.

Reasons for the Rights Offering, page 22

7.   We note your response to prior comment 15. Please tell us where you have quantified the anti-dilution adjustments to your warrants resulting from the sale of additional shares of our common stock to the standby purchasers, referenced on page 37. Also, please complete the blanks you included in response to the prior comment.

Standby Commitments, page 22

8.   We note your response to prior comment 16. Please disclose the duration of the agreements mentioned in the third paragraph following the bullet point list. Also add any necessary risk factors regarding ongoing restrictions on your operations.

U.S. Federal Income Tax Treatment of Rights Distribution, page 30

9.   We note your revisions in response to prior comment 20 and that you intend to file a consent. Please also clarify the role of the advisor. If the advisor provided

a tax opinion, please file the opinion. Otherwise, provide the opinion required by Regulation S-K Item 601(b)(8).

U.S. Federal Income Tax Considerations, page 32

10.   We note your revisions in response to prior comment 21. However, it remains unclear whether you have disclosed all material tax consequences. Therefore, we reissue the comment.

11.   We reissue prior comment 22. Please revise your disclosure to remove all inappropriate disclaimers such as the statement in the final paragraph on page 34.

12.   Please disclose the amount of taxable income that shareholders will recognize upon receipt of the rights if the offering is determined to be part of a disproportionate distribution. Also disclose how the "disproportionate distribution" treatment would affect the rest of your tax disclosure. Describe the degree of uncertainty, and add any necessary risk factors.

13.   We note your response to prior comment 24. Given your revised disclosure that the fair market value of the rights on the date the rights are distributed is uncertain, please add appropriate risk factor disclosure regarding the effects of that uncertainty on the tax treatment of security holders who exercise the offered rights.

Exhibit 99.1

14.   Please tell us the purpose of this document and how it will be delivered to investors. Note that the document should not be used to extend the one-page prospectus cover limit in Regulation S-K Item 501(b).

15.   Please reconcile the statements in this exhibit regarding an over-subscription privilege with the disclosure on page v of your prospectus.

16.   Please tell us the purpose of the reference to Treasury Department Circular 230 in this and other exhibits given Section 10.35(b)(2)(ii)(B)(3) of the circular.

Exhibit 99.7

17.   Please tell us why this form allows the beneficial owner to instruct the record owner to sell the rights given your disclosure in the prospectus that the rights are not transferable.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Carter W. Emerson – Kirkland & Ellis LLP